 1-A POS LIVE 0001664038 XXXXXXXX 024-10990 true Hemp Naturals, Inc. DE 2015 0001664038 2300 47-5604166 0 2 16950 NORTH BAY ROAD, SUITE 1803 SUNNY ISLES BEACH FL 33160 347-301-8431 Thomas DeNunzio Other 98248.00 0.00 0.00 0.00 7345115.00 25806.00 0.00 1014704.00 6330411.00 7345115.00 0.00 0.00 0.00 0.00 0.00 0.00 Paritz & Co. Common 333999673 45338P102 OTC Pink Market Tier None 0 000000000 None None 0 000000000 None true true Tier2 Audited Equity (common or preferred stock) Y Y N Y N N 1000000000 333999673 0.0050 5000000.00 0.00 0.00 0.00 5000000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true